Exhibit 99.38

PRESS RELEASE
Aya Gold & Silver Reports High-Grade Silver Results at Depth and Identifies New Zgounder Regional Targets

Montreal, Quebec, May 21, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce high-grade silver results from its ongoing drill program at the Zgounder Silver Mine. The Corporation has also identified multiple high-potential targets within the broader Zgounder Regional area in the Kingdom of Morocco.

Highlights (all intersections are in core lengths)
•In the Central Zone:
•Hole DZG-SF-25-412 intercepted 3,279 grams per tonne (“g/t”) silver (“Ag”) over 8.0 meters (“m”), including 6,425 g/t Ag over 4.0m
•Hole DZG-SF-25-422 intercepted 5,297 g/t Ag over 4.0m
•Hole DZG-SF-25-409 intercepted 3,042 g/t Ag over 3.0m including 4,456 g/t Ag over 2.0m
•Hole DZG-SF-25-557 intercepted 1,534 g/t Ag over 4.3m including 6,144 g/t Ag over 0.8m
•In the Open-Pit Area:
•Hole ZG-RC-24-593 intercepted 1,123 g/t Ag over 6.0 m
•At Depth Near the Granite Contact:
•Hole ZG-SF-24-123 intercepted 1,640 g/t Ag over 12.6m, including 10,104 g/t Ag over 1.0m and 2,747 over 7.0m
•Hole ZG-SF-24-216 intercepted 772 g/t Ag over 3.0m
•Hole T28-25-666 intercepted 664 g/t Ag over 10.8m including 1,344 g/t Ag over 4.8m
•Identification of Several Regional Targets from Mapping and Grab Sampling:
•Ag values up to 178 g/t
•Gold (“Au”) values up to 10.3 g/t
•Copper (“Cu”) values up to 4.4%
•7,122m of the 2025 Exploration Program Drilled Year-to-Date

“Today’s high-grade results — including hole ZG-SF-24-123 near the granite contact and DZG-SF-25-412 in the Central zone — are among our best to date. They confirm strong continuity at depth and reveal a new high-grade zone in the core of the orebody, all outside the current resource model,” said Benoit La Salle, President & CEO. “At the regional scale, recent mapping and sampling have outlined several high-priority targets east of Zgounder with potential for new discoveries. With three rigs turning, we expect a steady stream of results in the months ahead at both Zgounder and Zgounder Regional.”
Included in this release are results from 295 holes, which include four surface Diamond Drill (“DDH”), 180 underground DDH, 15 Reverse Circulation (“RC”), 68 T28 and 28 YAK holes (T28 and YAK: percussion drilling using an air-compressed hammer). For a full summary of today’s results, refer to Appendix 1.
Table 1 – Significant Intercepts from Drilling at Zgounder (core lengths)

Hole ID	From	To	Ag	Length	Ag x width
			(g/t)	(m)
Surface DDH
ZG-24-136	51.5	53.0	2,240	1.5	3,360
Underground DDH
ZG-SF-24-123	276.5	289.1	1,640	12.6	20,660
Including	278.0	279.0	10,104	1.0	10,104
Including	277.5	284.5	2,747	7.0	19,230
ZG-SF-24-216	79.0	82.0	772	3.0	2,316
DZG-SF-25-405	11.5	17.5	625	6.0	3,753
DZG-SF-25-405	38.0	40.0	1,466	2.0	2,931
DZG-SF-25-407A	20.5	22.5	1,573	2.0	3,146
DZG-SF-25-408	11.0	16.0	537	5.0	2,686
DZG-SF-25-409	23.0	26.0	3,042	3.0	9,125
Including	23.5	25.5	4,456	2.0	8,913
DZG-SF-25-410	21.4	27.0	462	5.6	2,586
DZG-SF-25-411	31.5	32.5	4,045	1.0	4,045
DZG-SF-25-412	56.5	64.5	3,279	8.0	26,231
Including	56.5	60.5	6,425	4.0	25,700
DZG-SF-25-422	48.0	52.0	5,297	4.0	21,188
DZG-SF-25-461	20.0	26.0	796	6.0	4,777
Including	21.0	24.1	1,193	3.1	3,700
DZG-SF-25-465	35.5	36.5	7,220	1.0	7,220
DZG-SF-25-532	15.0	16.5	2,450	1.5	3,675
DZG-SF-25-557	35.7	40.0	1,534	4.3	6,597
Including	37.5	38.3	6,144	0.8	4,915
DZG-SF-25-578	35.5	42.5	377	7.0	2,636
Surface RC
ZG-RC-24-593	0.0	6.0	1,123	6.0	6,740

Underground T28
T28-25-623	9.6	22.8	222	13.2	2,933
T28-25-628	1.2	8.4	845	7.2	6,080
T28-25-645	8.4	12.0	1,292	3.6	4,650
T28-25-666	14.4	25.2	664	10.8	7,169
Including	14.4	19.2	1,344	4.8	6,450
T28-25-668	14.4	21.6	482	7.2	3,467
Including	14.4	16.8	1,178	2.4	2,826
T28-25-671	12.0	25.2	751	13.2	9,910
Including	18.0	24.0	1,244	6.0	7,464
Underground YAK
YAK-25-255	44.4	50.4	807	6.0	4,841
Including	44.4	46.8	1,573	2.4	3,774
YAK-25-282	0.0	1.2	3,380	1.2	4,056
Figure 1: Location of Drill Results at Zgounder

West
East
275 800 E
276 100 E
276 400 E
Zgounder Fault
2100 L
1800 L
ZG-RC-24-593
ZG-24-136
YAK-25-255
T28-25-645
DZG-SF-25-578
T28-25-623
DZG-SF-25-532
DZG-SF-25-461
DZG-SF-25-465
YAK-25-282
T28-25-628
T28-25-666
T28-25-668
T28-25-671
DZG-SF-25-557
DZG-SF-25-405
DZG-SF-25-407A
DZG-SF-25-408
DZG-SF-25-409
DZG-SF-25-410
DZG-SF-25-411
DZG-SF-25-412
DZG-SF-25-422
ZG-SF-24-216
ZG-SF-24-123
Legend
modelized Ag interval in g/t
>100
>300
>500
>1000
Significant Intercepts
Granite

2025 Exploration Results
This year, 38 diamond drill holes (“DDH”) totaling 7,122m have been completed at Zgounder. Drilling was conducted mostly underground in the Central and Western Zones as well as on some near-mine regional targets.

Figures 2, 3, 4 and 5 shows the advance of the regional mapping and prospecting. Grab sample results have identified some high-grade grab Ag-Cu, and Au, along with many precious metal anomalies, indicating a strong mineralization potential within 20km from the Zgounder deposit. Ag-Cu anomalies in the northern and eastern regions are associated with intermediate to mafic units, while Au anomalies in the southwest correlate with strongly altered rocks (bleaching) — a mineralization style previously unrecorded in the district. New targets in the Zgounder Far East permits will be drill tested in the coming months.
The Zgounder Far East block comprises Neoproterozoic geology divided into three distinct zones: Southern Zone dominated by volcano-sedimentary rocks and pebbly sandstones alternated with felsic volcanics. Central Zone hosts an ophiolite complex, featuring mafic and ultramafic rocks intercalated with fine-grained sandstone units. Northern Zone is composed of intermediate to mafic volcanic and intrusive rocks, alternating with conglomerates.
Figure 2: Surface Map of Zgounder Property with Simplified Geology

Figure 3: Surface Map of Zgounder Far East with Simplified Geology and Ag Grab Samples

Figure 4: Surface Map of Zgounder Far East with Simplified Geology and Cu Grab Samples

Figure 5: Surface Map of Zgounder Far East with Simplified Geology and Au Grab Samples
Quality Assurance
For core drilling, all individual samples represent approximately one meter in length of core, which is halved. Half of the core is kept on site for reference, and its counterpart is sent for preparation and assaying to African Laboratory for Mining and Environment (“Afrilab”) in Marrakesh, Morocco or to ALS Laboratory at the Zgounder Mine site. All samples are analyzed for silver, copper, iron, lead, and zinc using Aqua regia and finished by atomic absorption spectroscopy (“AAS”). Samples grading above 200 g/t Ag are reanalyzed using fire assaying.
For definition drilling using RC, all individual samples represent 1.0m in length and for T28 drilling equipment, all individual samples represent 1.2m in length. Samples are assayed at either the ALS Mine laboratory or at Afrilab. All samples are analyzed for silver, copper, iron, lead, and zinc using Aqua regia and finished by AAS. Samples grading above 200 g/t Ag are reanalyzed using fire assaying. Rigorous quality controls (QaQc) are applied at both locations.
David Lalonde, B.Sc. P. Geo, Vice-President Exploration, is Aya Gold & Silver’s Qualified Person and has reviewed this press release for accuracy and compliance with National Instrument 43-101.

About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources. Aya’s Moroccan mining assets are complemented by its Tijirit Gold Project in Mauritania, which, subject to the announcement of September 12, 2024, will be developed by Mx2 Mining, a new spinout gold-growth company.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “growth”, “potential”, “targets”, “potential”, “expect”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the growth potential of the Zgounder resource, making new discoveries in Zgounder and Zgounder Regional, and exploration results to be steadily coming in and published by the Corporation,. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2024, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.

Appendix 1 - Mineral Intercepts from Drilling at Zgounder (core lengths)

Hole ID	From	To	Ag (g/t)	Length (m)*	Ag x width
Surface DDH
ZG-24-136	51.5	53.0	2,240	1.5	3,360
ZG-24-136	69.0	71.0	88	2.0	176
Underground DDH
ZG-SF-24-102	122.5	124.0	128	1.5	192
ZG-SF-24-123	276.5	289.1	1,640	12.6	20,660
Including	278.0	279.0	10,104	1.0	10,104
Including	277.5	284.5	2,747	7.0	19,230
ZG-SF-24-197	67.0	69.0	160	2.0	320
ZG-SF-24-197	81.0	81.5	84	0.5	42
ZG-SF-24-216	61.5	66.0	83	4.5	372
ZG-SF-24-216	79.0	82.0	772	3.0	2,316
ZG-SF-24-216	86.3	87.3	92	1.0	92
ZG-SF-24-278	115.3	116.5	373	1.2	447
ZG-SF-24-278	120.0	120.5	80	0.5	40
ZG-SF-24-278	125.0	126.5	340	1.5	510
ZG-SF-24-278	128.0	129.0	76	1.0	76
ZG-SF-25-294	284.5	288.5	108	4.0	432
DZG-SF-25-298	25.6	27.1	437	1.5	656
DZG-SF-25-310	52.5	54.0	647	1.5	971
DZG-SF-25-316	3.5	8.0	394	4.5	1,773
DZG-SF-25-316	11.5	13.0	649	1.5	974
DZG-SF-25-316	24.5	25.0	4,120	0.5	2,060
DZG-SF-25-317	6.0	7.0	2,171	1.0	2,171
DZG-SF-25-318	13.0	14.0	129	1.0	129
DZG-SF-25-330	28.1	28.6	2,700	0.5	1,350
DZG-SF-25-400	2.0	6.5	93	4.5	420
DZG-SF-25-400	7.5	8.5	87	1.0	87
DZG-SF-25-400	9.5	10.5	97	1.0	97
DZG-SF-25-400	11.0	11.5	102	0.5	51
DZG-SF-25-400	13.5	16.5	273	3.0	818
DZG-SF-25-400	17.0	17.5	85	0.5	43
DZG-SF-25-400	37.0	38.5	79	1.5	119
DZG-SF-25-401	3.0	4.0	133	1.0	133
DZG-SF-25-401	5.5	6.0	101	0.5	51
DZG-SF-25-401	8.0	16.5	252	8.5	2,145

Including	14.0	16.5	575	2.5	1,437
DZG-SF-25-401	23.0	24.5	164	1.5	246
DZG-SF-25-401	44.0	45.0	166	1.0	166
DZG-SF-25-401	61.5	63.0	245	1.5	367
DZG-SF-25-401	69.0	69.5	92	0.5	46
DZG-SF-25-401	70.5	71.5	136	1.0	136
DZG-SF-25-402	2.3	2.8	92	0.5	46
DZG-SF-25-402	6.5	7.0	81	0.5	41
DZG-SF-25-402	12.0	13.5	79	1.5	119
DZG-SF-25-402	14.5	15.0	256	0.5	128
DZG-SF-25-402	21.0	24.0	95	3.0	285
DZG-SF-25-403	7.5	9.0	77	1.5	116
DZG-SF-25-403	15.0	15.5	82	0.5	41
DZG-SF-25-403	16.0	17.0	79	1.0	79
DZG-SF-25-403	19.5	21.0	338	1.5	507
DZG-SF-25-405	11.5	17.5	625	6.0	3,753
Including	11.5	13.5	975	2.0	1,949
DZG-SF-25-405	18.0	18.5	84	0.5	42
DZG-SF-25-405	25.0	28.0	741	3.0	2,222
Including	26.5	27.5	1,590	1.0	1,590
DZG-SF-25-405	38.0	40.0	1,466	2.0	2,931
DZG-SF-25-405	74.5	75.0	84	0.5	42
DZG-SF-25-406	4.5	8.0	501	3.5	1,754
DZG-SF-25-406	11.5	15.5	181	4.0	724
DZG-SF-25-406	19.3	19.8	81	0.5	41
DZG-SF-25-406	21.6	24.0	906	2.4	2,174
DZG-SF-25-406	40.5	42.5	445	2.0	890
DZG-SF-25-407A	5.0	5.5	100	0.5	50
DZG-SF-25-407A	6.0	7.0	83	1.0	83
DZG-SF-25-407A	9.5	10.0	173	0.5	87
DZG-SF-25-407A	13.5	15.0	106	1.5	159
DZG-SF-25-407A	13.5	15.5	104	2.0	209
DZG-SF-25-407A	17.0	18.0	86	1.0	86
DZG-SF-25-407A	20.5	22.5	1,573	2.0	3,146
DZG-SF-25-407A	24.0	25.0	81	1.0	81
DZG-SF-25-408	6.7	7.5	145	0.8	116
DZG-SF-25-408	8.0	8.5	80	0.5	40
DZG-SF-25-408	11.0	16.0	537	5.0	2,686
Including	11.0	12.0	2,181	1.0	2,181

DZG-SF-25-408	22.0	23.0	77	1.0	77
DZG-SF-25-408	24.5	25.0	119	0.5	60
DZG-SF-25-408	32.5	35.0	279	2.5	699
DZG-SF-25-409	11.0	15.0	502	4.0	2,007
Including	13.0	14.5	1,153	1.5	1,730
DZG-SF-25-409	21.5	22.0	87	0.5	44
DZG-SF-25-409	23.0	26.0	3,042	3.0	9,125
Including	23.5	25.5	4,456	2.0	8,913
DZG-SF-25-409	26.5	27.0	96	0.5	48
DZG-SF-25-409	33.4	33.9	195	0.5	98
DZG-SF-25-409	36.8	37.8	390	1.0	390
DZG-SF-25-410	8.0	9.5	103	1.5	155
DZG-SF-25-410	11.0	13.0	121	2.0	243
DZG-SF-25-410	14.5	15.0	83	0.5	42
DZG-SF-25-410	21.4	27.0	462	5.6	2,586
Including	21.5	22.0	2,330	0.5	1,165
DZG-SF-25-410	30.0	31.0	597	1.0	597
DZG-SF-25-410	35.0	36.0	96	1.0	96
DZG-SF-25-410	39.0	40.0	83	1.0	83
DZG-SF-25-411	8.5	10.0	101	1.5	152
DZG-SF-25-411	12.0	16.5	237	4.5	1,065
DZG-SF-25-411	17.0	17.5	92	0.5	46
DZG-SF-25-411	20.3	21.8	130	1.5	195
DZG-SF-25-411	24.0	24.5	152	0.5	76
DZG-SF-25-411	25.5	26.0	160	0.5	80
DZG-SF-25-411	28.5	29.0	92	0.5	46
DZG-SF-25-411	31.5	32.5	4,045	1.0	4,045
DZG-SF-25-411	36.5	37.5	160	1.0	160
DZG-SF-25-411	40.5	42.0	369	1.5	554
DZG-SF-25-412	12.5	14.0	87	1.5	131
DZG-SF-25-412	20.0	22.5	96	2.5	241
DZG-SF-25-412	56.5	64.5	3,279	8.0	26,231
Including	56.5	60.5	6,425	4.0	25,700
DZG-SF-25-413	8.8	9.3	87	0.5	44
DZG-SF-25-413	15.6	18.0	113	2.4	272
DZG-SF-25-413	36.5	38.0	461	1.5	692
DZG-SF-25-413	59.5	61.6	208	2.1	436
DZG-SF-25-415	50.5	51.5	755	1.0	755
DZG-SF-25-415	77.5	78.5	713	1.0	713

DZG-SF-25-421	73.6	74.6	211	1.0	211
DZG-SF-25-422	48.0	52.0	5,297	4.0	21,188
DZG-SF-25-422	62.0	63.5	187	1.5	281
DZG-SF-25-424	24.0	28.0	165	4.0	661
DZG-SF-25-424	33.0	34.0	127	1.0	127
DZG-SF-25-427	4.5	6.0	168	1.5	252
DZG-SF-25-430	57.0	59.5	182	2.5	455
DZG-SF-25-435	12.0	13.0	168	1.0	168
DZG-SF-25-446	38.0	39.3	82	1.3	107
DZG-SF-25-446	50.0	50.5	156	0.5	78
DZG-SF-25-452	29.5	31.0	83	1.5	125
DZG-SF-25-460	19.5	21.5	294	2.0	588
DZG-SF-25-460	24.5	25.5	96	1.0	96
DZG-SF-25-461	20.0	26.0	796	6.0	4,777
Including	21.0	24.1	1,193	3.1	3,700
DZG-SF-25-462	24.5	26.0	866	1.5	1,299
DZG-SF-25-465	35.5	36.5	7,220	1.0	7,220
DZG-SF-25-470	33.0	36.0	538	3.0	1,614
DZG-SF-25-471	35.0	38.5	621	3.5	2,172
DZG-SF-25-472	38.0	39.5	216	1.5	324
DZG-SF-25-473	4.5	5.5	79	1.0	79
DZG-SF-25-473	19.0	19.9	85	0.9	76
DZG-SF-25-474	1.8	4.5	145	2.7	391
DZG-SF-25-476	22.0	22.5	638	0.5	319
DZG-SF-25-481	1.5	2.5	76	1.0	76
DZG-SF-25-494	16.0	19.0	464	3.0	1,392
DZG-SF-25-494	56.0	57.5	117	1.5	176
DZG-SF-25-495	30.3	31.5	402	1.2	482
DZG-SF-25-496	47.0	50.5	160	3.5	561
DZG-SF-25-500	20.0	21.0	379	1.0	379
DZG-SF-25-509	28.5	29.5	113	1.0	113
DZG-SF-25-517	38.0	39.5	167	1.5	251
DZG-SF-25-518	3.7	5.0	188	1.3	244
DZG-SF-25-523	25.5	28.0	102	2.5	256
DZG-SF-25-529	0.0	1.5	81	1.5	122
DZG-SF-25-529	4.0	5.0	114	1.0	114
DZG-SF-25-532	15.0	16.5	2,450	1.5	3,675
DZG-SF-25-546	52.3	53.4	92	1.1	101
DZG-SF-25-557	35.7	40.0	1,534	4.3	6,597

Including	37.5	38.3	6,144	0.8	4,915
DZG-SF-25-560	40.1	41.2	385	1.1	423
DZG-SF-25-560	48.5	51.5	209	3.0	626
DZG-SF-25-560	64.9	66.4	95	1.5	143
DZG-SF-25-566	52.0	53.5	93	1.5	140
DZG-SF-25-574	49.0	50.0	210	1.0	210
DZG-SF-25-577	33.0	34.7	151	1.7	257
DZG-SF-25-578	35.5	42.5	377	7.0	2,636
Including	39.0	40.5	1,115	1.5	1,673
DZG-SF-25-578	61.9	63.4	902	1.5	1,353
DZG-SF-25-579	21.0	22.2	92	1.2	110
DZG-SF-25-579	41.6	42.0	1,935	0.4	774
DZG-SF-25-583	47.0	48.0	169	1.0	169
DZG-SF-25-585	40.0	41.0	93	1.0	93
DZG-SF-25-596	27.5	30.4	278	2.9	806
DZG-SF-25-596	31.1	31.6	166	0.5	83
Surface RC
ZG-RC-24-456	23.0	24.0	84	1.0	84
ZG-RC-24-456	26.0	27.0	112	1.0	112
ZG-RC-24-461	15.0	16.0	140	1.0	140
ZG-RC-24-461	18.0	21.0	77	3.0	232
ZG-RC-24-461	25.0	26.0	80	1.0	80
ZG-RC-24-472	8.0	9.0	624	1.0	624
ZG-RC-24-593	0.0	6.0	1123	6.0	6,740
ZG-RC-24-595	0.0	3.0	101	3.0	304
ZG-RC-25-474	47.0	57.0	199	10.0	1,988
ZG-RC-25-702	43.0	44.0	112	1.0	112
Underground T28
T28-24-590	0.0	1.2	100	1.2	120
T28-24-590	3.6	4.8	104	1.2	125
T28-24-590	8.4	10.8	612	2.4	1,469
T28-24-590	14.4	15.6	120	1.2	144
T28-24-590	20.4	21.6	664	1.2	797
T28-25-623	1.2	4.8	107	3.6	386
T28-25-623	9.6	22.8	222	13.2	2,933
T28-25-624	0.0	7.2	292	7.2	2,100
T28-25-625	8.4	10.8	101	2.4	241
T28-25-626	22.8	25.2	85	2.4	204
T28-25-628	1.2	8.4	845	7.2	6,080

T28-25-630	8.4	13.2	175	4.8	838
T28-25-630	14.4	15.6	110	1.2	132
T28-25-631	2.4	7.2	302	4.8	1,447
T28-25-632	3.6	6.0	508	2.4	1,218
T28-25-633	18.0	22.8	262	4.8	1,258
T28-25-634	7.2	8.4	81	1.2	97
T28-25-634	15.6	19.2	203	3.6	731
T28-25-635	2.4	7.2	97	4.8	464
T28-25-638	10.8	13.2	956	2.4	2,294
T28-25-639	6.0	7.2	83	1.2	100
T28-25-641	9.6	10.8	80	1.2	96
T28-25-644	13.2	21.6	86	8.4	721
T28-25-645	8.4	12.0	1,292	3.6	4,650
T28-25-645	16.8	20.4	93	3.6	335
T28-25-645	22.8	26.4	123	3.6	444
T28-25-649	10.8	12.0	108	1.2	130
T28-25-649	14.4	15.6	87	1.2	104
T28-25-651	16.8	18.0	99	1.2	119
T28-25-651	19.2	21.6	804	2.4	1,930
T28-25-655	1.2	2.4	172	1.2	206
T28-25-666	14.4	25.2	664	10.8	7,169
Including	14.4	19.2	1,344	4.8	6,450
T28-25-667	13.2	16.8	93	3.6	335
T28-25-668	14.4	21.6	482	7.2	3,467
Including	14.4	16.8	1,178	2.4	2,826
T28-25-669	10.8	15.6	200	4.8	958
T28-25-671	12.0	25.2	751	13.2	9,910
Including	18.0	24.0	1,244	6.0	7,464
T28-25-673	21.6	25.2	383	3.6	1,379
T28-25-683	7.2	9.6	81	2.4	193
TD28-24-2100-383	1.2	12.0	202	10.8	2,178
TD28-24-2100-383	24.0	25.2	276	1.2	331
TD28-24-2100-384	12.0	13.2	103	1.2	124
Underground YAK
YAK-25-255	44.4	50.4	807	6.0	4,841
Including	44.4	46.8	1,573	2.4	3,774
YAK-25-256	42.0	44.4	139	2.4	332
YAK-25-257	0.0	1.2	392	1.2	470
YAK-25-257	3.6	4.8	87	1.2	104

YAK-25-257	42.0	46.8	169	4.8	810
YAK-25-263	16.8	18.0	90	1.2	108
YAK-25-263	21.6	24.0	499	2.4	1,198
YAK-25-270	38.4	39.6	84	1.2	101
YAK-25-280	9.6	10.8	140	1.2	168
YAK-25-282	0.0	1.2	3,380	1.2	4,056